UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-36136

CUSIP NUMBER

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-Knt

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CBD ENERGY LIMITED

Full Name of Registrant

Former Name if Applicable

Suite 2-Level 2, 53 Cross Street

Address of Principal Executive Office (Street and Number)

Double Bay, Sydney, NSW 2028 Australia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

CBD Energy Limited (the “Registrant”) was unable to file its Annual Report on Form 20-F for the year ended June 30, 2014 (the “Annual Report”) by the October 30, 2014 filing date applicable to foreign private issuers due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. This delay is related to the events described in the Report of Foreign Private Issuer on Form 6-K filed by the Registrant on October 24, 2014 (the “6-K”). Specifically, the Registrant has received notices from PricewaterhouseCoopers (“PwC”), the Registrant’s independent registered public accounting firm, that PwC has identified material weaknesses in financial controls and has identified the possibility of misconduct and contraventions of the Australian Corporations Act 2001 (Cth) by the Registrant and involving the Registrant’s Executive Chairman and Managing Director, Mr. Gerard McGowan. The Audit Committee of the Registrant’s Board of Directors is actively investigating these allegations. The Registrant’s financial statements as of and for the fiscal year ended June 30, 2014 are currently in the process of audited review by PwC. The audit cannot be completed until the Audit Committee investigation concludes. In addition, this delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report is related to the possibility that the Registrant, as disclosed in the 6-K, may have to file restated audited financial statements for its 2012 and 2013 fiscal years. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and PwC requires additional time to complete its review of the financial statements for the year ended June 30, 2014 to be incorporated in the Annual Report. The Registrant cannot, at the present time, quantify the extent to which the filing of its Annual Report will be delayed.

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 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Morro	855	444-2928
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Annual Report due to the events described in the 6-K and in Part III above.

CBD ENERGY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 31, 2014	By:	/s/ William Morro
William Morro Chairman of the Executive Committee of the Board of Directors

* As disclosed in the 6-K, effective as of October 23, 2014, the Registrant’s Executive Chairman and Managing Director, Mr. Gerard McGowan, has taken a 30-day leave of absence and is not exercising his powers as an executive officer and a director while the Audit Committee conducts its investigation. The Executive Committee of the Board of Directors was formed on October 7, 2014 and has been granted the authority of Managing Director (the Australian equivalent of an executive officer). Mr. Morro and Mr. Carlo Botto are the current members of the Executive Committee. Mr. Morro is signing in his capacity as the Chairman of the Executive Committee.